EXHIBIT 14
Analog Devices, Inc.
Code of Business Conduct and Ethics
To all Employees:
We all face choices in our jobs every day. The purpose of this Code of Business Conduct and Ethics is to help you make the right choices — those that will help maintain the integrity and reputation of Analog Devices (ADI).
ADI expects honest and ethical conduct from all its personnel. Good ethics are good business. Whether you work in manufacturing, finance, engineering, marketing, sales or in an administrative or executive function, you should consider yourself a guardian of ADI’s good name. The trust and respect of all stakeholders — co-workers, customers, stockholders, suppliers, our communities and the general public — are assets that cannot be purchased and can only be sustained through our continued vigilance. Only by maintaining the highest ethical standards can we preserve, and grow, these crucial relationships.
This Code is based on ethical guidelines that have been in place for years at ADI. Ethical business practices have been and will continue to be the foundation of all ADI policies and procedures.
Of course, no code of business conduct and ethics can replace the thoughtful behavior of an ethical director, officer or employee. However, this Code is intended to help you focus on areas of ethical risk, provide you with guidance, help you recognize and deal with ethical issues, provide ways for you to report unethical conduct, and enlist your help in fostering a culture of honesty and accountability here at ADI.
All ADI personnel are required to review this information and to familiarize themselves with the standards we expect to achieve at ADI.
Jerald G. Fishman
President & Chief Executive Officer

About this Code of Business Conduct and Ethics
This Code of Business Conduct and Ethics Applies To Everyone at Analog Devices
This Code of Business Conduct and Ethics applies to everyone who works for ADI, including its subsidiaries. This includes the Chief Executive Officer, the Chief Financial Officer, members of ADI’s board of directors, other senior financial, business and technical management, and every employee. We are all responsible for complying with this Code as we carry out our duties for ADI. We will not instruct or help anyone to violate the Code or approve of any conduct in violation of this Code.
Compliance with Applicable Laws
ADI expects all officers, members of its board of directors, and employees — as well as non-employee sales representatives, consultants, vendors, suppliers and customers engaged in business activities with ADI — to comply with the law in the course of their relationship with ADI, including all applicable statutes, rules and regulations in all countries and regions in which we do business.
Open Door Policy
ADI has an open door policy to hear from you about:
•	questions about this Code

•	any violations or potential violations of this Code

•	concerns about questionable accounting or auditing matters or internal financial controls

•	any violations or potential violations of any law or regulation
You may bring these issues to your supervisor, the Human Resources department or ADI’s General Counsel. In addition, ADI has established a toll-free Business Ethics Hotline operated by an independent third party, Global Compliance, Inc., at 1-800-381-6302, where you can report about any of these issues. While we prefer that you identify yourself when reporting, you can also remain anonymous if you wish. You can find more information about the Business Ethics Hotline in the Compliance and Ethics area of Signals.
While we generally prefer to address matters internally when possible, nothing in this Code should discourage you from reporting any illegal activity or any violation of law or regulation to the appropriate governmental authority. ADI will not retaliate against any employee who in good faith makes a report or assists ADI in identifying or investigating suspected violations of the law or this Code.

ADI’s General Counsel can be reached by fax, mail or email at:
Analog Devices, Inc.
Compliance and Business Ethics, Confidential
One Technology Way
PO Box 9106
Norwood, MA 02062
Fax: 781-461-3491
Email: legal@analog.com
Dealing with ADI’s customers, suppliers and competitors
Truthfulness and Integrity
ADI’s reputation for integrity in all aspects of business is a priceless asset. To maintain this reputation, we must be truthful in all our communications about ADI and its products. When we make statements about ADI’s products and offerings, as well as those of our competitors, we must base those statements on factual data and avoid deliberately misleading information. When we make comparative presentations of ADI’s products versus those of our competitors, we must base the comparisons on factual engineering analysis.
At ADI, we deal fairly with ADI’s customers, suppliers and competitors and our fellow employees. We must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of facts, or any other unfair-dealing practice.
Reciprocal Dealings
We sell our products and services by meeting customers’ needs, rather than by using our purchasing power as a weapon. Some of our customers and potential customers are also our vendors and suppliers, and we do not use coercion in any way, either expressed or implied, to require our vendors or suppliers to buy from ADI. Similarly, ADI selects its vendors and suppliers solely on the basis of their superior ability to serve our needs. The fact that a potential vendor may be a large customer of ADI must not be a factor in the consideration of that vendor.
Open and Fair Competition and Pricing
In the United States and many other countries, it is illegal for an organization to collaborate with its competitors or their representatives to restrain competition or trade by engaging in activities such as:
•	agreeing to establish or maintain prices,

•	dividing up markets or customers among themselves,

•	participating in group boycotts of other businesses to force them to raise prices,

•	agreeing to restrict production, or

•	agreeing not to do business with specific customers.
Accordingly, ADI and its employees do not discuss prices or customers with ADI’s competitors except when necessary in connection with legitimate sales or purchase transactions. Employees who are involved in trade associations and professional groups should take care that discussions in these forums do not cross the line into illegal pricing discussions.
In addition, ADI and its personnel do not fix or dictate resale prices to ADI’s distributors or pressure resale price maintenance by reprimanding or threatening distributors who reduce their prices. We are fair in all of our dealings with our distributors and do not restrict our distributors’ rights to sell our products (unless there is a legitimate business reason such as counterfeiting), nor do we seek to prevent our distributors from selling our competitors’ products. We do not discriminate among similar distributors when we offer price discounts.
If you have questions about whether an action you are considering may be an illegal restraint on competition or trade, you should consult ADI’s legal department.
Reasonable Estimates
Many employees are responsible for providing estimates of pricing, cost and expenses to customers, suppliers, government procurement personnel, taxing authorities and audit agencies. Similar estimates are also used daily in ADI’s internal operations. These estimates should be reasonable and based upon known facts, or upon the employee’s plausible and honest judgment.
The United States and other countries have regulations that govern the development of estimates. ADI’s policy is to ensure that price estimates comply with the law and provide a fair profit, taking into account various factors such as risk, technical innovation and product demand.
Protecting ADI’s technology and proprietary information
ADI’s trade secrets, proprietary information and most other internal information are valuable company assets, and it is vital to ADI’s continued growth and competitiveness that this information remain confidential and secure. Except when disclosure is legally required (and then only to the extent required by law), our obligations regarding ADI’s trade secrets and proprietary information are:
1.	Not to disclose this information to persons or organizations outside of ADI, such as in conversations with visitors, suppliers or family, unless the person or organization has signed a non-disclosure agreement protecting the confidentiality of the information;

2.	Not to use this information for our own benefit or for the profit or benefit of persons or organizations outside ADI; and
3.	To disclose this information only to other ADI employees on a “need to know” or “need to use” basis and to make the employees aware of the proprietary nature of the information.
ADI’s trade secrets and proprietary information are not always of a technical nature and include, among other things, ADI’s strategic, business, marketing, financial and product plans; divisional and departmental sales, profits and unpublished financial or pricing information; yields, designs, efficiencies and capacities of ADI’s production facilities, methods and systems; employee lists; customer and vendor lists; and detailed information regarding customer requirements, preferences, business habits and plans.
When ADI employees leave the company, they still have an obligation to protect ADI’s trade secrets and proprietary information until the information becomes publicly available or until ADI no longer considers it a trade secret or proprietary. Correspondence, printed matter, documents or records of any kind that describe specific process knowledge, procedures, special ADI ways of doing things, whether classified or not, are all ADI’s property and must remain at the company. Of course, personal skills that an employee acquires or improves on the job belong to that individual.
Information and Technology from Outside ADI
ADI respects the trade secrets and other proprietary information of other companies and individuals. Unless we have specific authorization from the owner of the information, we never reveal to anyone within or outside ADI any information that we have reason to believe is proprietary or a trade secret, whether it belongs to an ADI customer, supplier or other business partner or to an employee’s former employer.
Unless we have received written approval from ADI’s patent counsel, we refuse to receive or consider any information regarding trade secrets, such as ideas, inventions or patent applications, that are submitted from companies or individuals outside ADI. In addition, we comply with all license agreements for software that we license from outside vendors and use the software only as permitted under our licenses.
On-Line Public Forums
Unless ADI has specifically authorized you to do so, ADI personnel may not disclose information about ADI or its business in on-line public forums, like bulletin boards, chat rooms, weblogs or social media outlets, even if the intent is to correct inaccurate statements or to defend ADI. These kinds of communications may result in the inadvertent release of proprietary and confidential information.

Trading stock
Occasionally we know important information about ADI that is not known to the investing public, such as bookings levels, prospects for sales or profitability, acquisitions, new product line development, specific technological achievements, major financial problems at a division, etc. Until this information is disclosed to the public, employees who know material, non-public information about ADI, as well as their immediate families, have a two-fold responsibility under the law:
1.	They cannot buy or sell ADI’s stock until after the material information has been released to the public; and
2.	They cannot disclose the information to others who might use it to their advantage in buying or selling ADI stock, until after it has been released to the public.
These two rules apply to other companies’ stock as well. If, in the course of their jobs, ADI employees learn of material, non-public information about another company, then they may not trade that company’s stock and also may not disclose the information to anyone else who may trade that company’s stock. If you have any questions about whether or not information is material to ADI or another company or whether the information has been released to the public, please consult ADI’s legal department.
ADI has adopted a comprehensive policy on the trading of securities that is applicable to all ADI personnel. You can find ADI’s Policy on Securities Trading in the Policies and Procedures area of Signals.
Financial reporting and public communications
Fair and Accurate Filings
ADI has an obligation to make full, fair, accurate, timely and understandable disclosures in all reports and documents submitted to the United States Securities and Exchange Commission, as well as in other public communications. Employees who are involved in the creation, assembly and approval of these reports and documents are responsible for making sure that ADI complies with these disclosure obligations.
Accuracy of Books and Records
All ADI employees, officers and directors must honestly and accurately report all business transactions. Each of us is responsible for the accuracy of our own records, time sheets and reports. In addition, we are all responsible for ensuring that:

•	All company books, records and accounts accurately reflect the true nature of the transactions they record;

•	ADI’s financial statements conform to generally accepted accounting rules and the company’s accounting policies;

•	No undisclosed or unrecorded account or fund is established for any purpose;

•	No false or misleading entries are made in the company’s books or records for any reason; and

•	No disbursements of corporate funds or other corporate property are made without adequate supporting documentation or for any purpose other than as described in the documents.
If you believe that the company’s books and records are not being maintained in accordance with these requirements, you should report the matter to your supervisor or ADI’s General Counsel or call the Business Ethics Hotline described in the Open Door Policy section at the beginning of this Code.
Release of Company Information
All requests for information from the media, market professionals (such as securities analysts, institutional investors, investment advisers, brokers and dealers) and ADI’s investors and stockholders should be directed to the Director of Corporate Communications. Unless ADI has specifically authorized you to communicate with the media, market professionals or investors, you should decline to comment if you receive an inquiry from a member of any of these groups.
ADI’s business and technology resources and assets
We are all responsible for preventing ADI’s equipment, tools, materials and supplies from being stolen or lost, misused for non-company purposes, or damaged or abused, any of which could cause a financial burden on ADI and handicap the company’s ability to operate profitably. We are also responsible for keeping our technology resources, including email, voice mail, Intranet and Internet access, as secure as possible and free from misuse by complying with ADI’s Technology Resources Policy, which you can find in the Information Resources/Policies and Standards area of Signals. Our failure to comply with this Policy could make our electronic records vulnerable to attack by hackers and other unauthorized parties.
Gifts and entertainment
General Policy
When people or companies who do business or seek to do business with ADI offer us gifts or business entertainment, we do not accept them (or allow our immediate families to accept them) if the gift or entertainment may influence, or even appear to influence, our business decisions or judgments on behalf of ADI. Similarly, we do not offer or give gifts or business entertainment to our customers, competitors, suppliers or others doing business with ADI if the gift or entertainment may influence or appear to influence their business decisions or judgments on behalf of their companies.
We may, however, give or accept gifts and business entertainment that are reasonable and customary in the country or region where they are given, do not present a danger of improper influence, are not lavish, and comply with ADI’s Guidelines for Gifts and Business Entertainment. Items that may be considered “gifts” include both physical and non-physical items and reimbursement of expenses. Items that may be considered “business entertainment” include meals, drinks, sports or theatrical events, travel, accommodations and similar items.
If you have any questions about the appropriateness of a specific gift or entertainment activity, please discuss it with your supervisor or ADI’s legal department or refer to ADI’s Guidelines for Gifts and Business Entertainment, which you can find in the Policies and Procedures area of Signals.
Gifts and Entertainment to Government Officials and Government Employees
ADI complies with all applicable anti-corruption and anti-bribery laws in all countries where it does business. To that end, ADI’s officers, employees, contractors and agents may not give, offer, or promise anything of value to a government official for the purpose of improperly obtaining or retaining any business or other advantage. “Anything of value” includes any physical or non-physical item that has value (no matter how small) or that someone might be willing to pay for. “Government officials” include officers and employees of all ranks, no matter how high or low, of national governments, local governments, companies that are owned or controlled by the government or state, and public international organizations, such as the United Nations or World Bank. “Government officials” also include political parties, party officials, and candidates for public office.
ADI is responsible not only for its own personnel but also for its agents, contractors, and other third parties acting on its behalf. Therefore, if it would be a violation of the law to give a gift or provide entertainment to a government official directly, then we may not allow a third party to do so on ADI’s behalf.
You can find more information about gifts and business entertainment involving government officials in ADI’s Questionnaire for Gifts and Entertainment involving Government Officials and Guidelines for Gifts and Business Entertainment, which you can find in the Policies and Procedures area of Signals. If you have any questions about the appropriateness of a specific gift or entertainment activity, please discuss it with your supervisor or ADI’s legal department.

Conflicts of interest
General Policy
All ADI personnel must act and make business decisions in the best interests of ADI and refrain from intentionally or unintentionally engaging in activities that create a conflict of interest or an appearance of impropriety. In general, we avoid any activity or personal interest in a transaction or relationship that creates or appears to create a conflict between our own private interests and ADI’s interests, or that might impair our ability to perform our ADI duties and responsibilities honestly, objectively and effectively. We never use ADI’s property, information or business opportunities for own personal gain or benefit or that of anyone else.
For example:
•	We do not directly or indirectly become involved in any activity or business on behalf of an ADI competitor, unless ADI specifically requests that we do so.

•	We do not use our position with ADI to influence a transaction with a customer, supplier or other party in which we have any personal interest.

•	We do not participate individually in any business or investment opportunity that we learned about through our position at ADI. These opportunities belong to ADI.

•	We do not associate ADI with, or indicate ADI support for, any civic, religious, political or professional association without ADI’s approval.
If you have a situation that you believe may involve a conflict of interest, then you should report it to your manager or to ADI’s legal department. Your manager, with the help of the legal department if needed, will determine whether a conflict of interest exists and, if so, what action should be taken.
ADI’s executive officers, Senior Executive Group members (as designated from time to time by the Chief Executive Officer), and directors must report any existing or proposed transaction or relationship that reasonably could be expected to give rise to a conflict of interest to ADI’s General Counsel. The General Counsel will review the transaction or relationship and present it to the Nominating and Corporate Governance Committee of the Board of Directors. The Committee, with the advice of the General Counsel, will determine whether the transaction or relationship constitutes a conflict of interest. However, transactions or relationships arising in the time period between meetings of the Committee may be presented to the Chair of the Committee, who will determine whether the transaction or relationship constitutes a conflict of interest, subject to determination by the Committee at its next meeting. In addition, the Committee will periodically review any transaction or relationship that is determined by the Committee not to constitute a conflict of interest and that is ongoing in nature, to ensure continued compliance with this Code.

A transaction or relationship that is determined by the General Counsel or the Committee to constitute a conflict of interest may be ratified or approved by the Committee if the Committee determines that, under all of the circumstances, it is in the best interests of ADI. The Committee may, in its sole discretion, impose such conditions or require public disclosure as it deems appropriate or as required by law or stock exchange regulation in connection with any approval or ratification of the transaction or relationship.
Loans to Executive Officers and Directors
ADI will not directly or indirectly extend or maintain credit, or arrange for an extension of credit, in the form of a personal loan to or for any executive officer or director.
Workplace safety and natural resources
ADI conducts its business in compliance with all applicable laws, regulations and standards regarding workplace safety and the preservation of our natural resources. We are all responsible for ensuring that ADI policies, procedures and guidelines regarding workplace safety and the preservation of our natural resources are fully implemented and observed. We will not tolerate unsafe conditions in the workplace or conditions that endanger our employees, other parties, or the quality of our air, water or land. For more details or to report any concerns you may have about the safety and environmental guidelines of any ADI facility, please contact the health and safety manager for that facility.
Administration of this Code
Investigating and Resolving Issues under this Code
ADI’s General Counsel is responsible for tracking and responding to issues that arise under this Code and actual or potential violations of this Code. The process for following up on suspected violations of this Code is as follows:
•	The General Counsel or another person authorized by ADI’s board of directors evaluates the available information about the suspected Code violation and determines whether further investigation is required.

•	If so, the General Counsel will conduct an investigation that is appropriate for the situation. Employees, officers and members of ADI’s board of directors are expected to cooperate fully with any investigation involving a suspected violation of this Code.

•	The General Counsel (or another person designated by the board of directors) will then report the results of the investigation and any recommendation for follow-up action to the appropriate executive officer or, if the alleged violation involves an executive officer or a member of the board of directors, to the board of directors. The board or management team, as applicable, will decide upon and carry out a course of action to address the situation.

•	In the case of a complaint or concern about questionable accounting or auditing matters or internal financial controls, the General Counsel and ADI’s internal auditor will promptly forward the information to the Audit Committee of ADI’s board of directors, unless the General Counsel and internal auditor believe the report to be without merit, in which case they may delay reporting until the next Audit Committee meeting. The Audit Committee will determine whether further investigation is required and, if necessary, will decide upon and carry out a course of action to address the situation.
ADI will not discipline, discriminate against or retaliate against any employee who reports a complaint or concern in good faith.
Consequences of Violation of the Code
ADI’s takes prompt and consistent action to enforce this Code. A violation of this Code may result in a warning, reprimand, demotion, suspension, termination of employment, or other disciplinary action. In some cases, ADI may be required to refer the matter to the appropriate authorities for criminal prosecution.
Waivers
There may be special circumstances where an action that would technically violate this Code may be permissible, but ADI personnel may not make that decision by themselves. If you believe that you have a situation where you or someone else should be excused from a specific section of the Code, then you must submit a written request for a waiver to ADI’s General Counsel. Only the General Counsel or ADI’s board of directors have the authority to grant a waiver of this Code. In the case of executive officers or members of the board of directors, a waiver may be granted only by the board of directors (or a committee of the board), and ADI will publicly disclose the waiver as required by law or stock exchange regulation.
Amendment
ADI may modify this Code from time to time. The most current version of this Code can be found in the Compliance and Ethics area of Signals.
This document is not an employment contract between ADI and any of its employees, officers or members of the board of directors and does not alter the company’s policy of at-will employment.
Revised — September 2008